UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Support.com, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

86858W200

(CUSIP Number)

Greg Lempel

2727 Kirby Drive, Unit 29L

Houston, Texas 77098

713-482-2196

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAME OF REPORTING PERSON BLR Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,301,874
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,301,874
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,301,874
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON BLRPart, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,301,874
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,301,874
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,301,874
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON BLRGP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,301,874
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,301,874
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,301,874
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Fondren Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,301,874
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,301,874
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,301,874
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON FMLP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,301,874
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,301,874
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,301,874
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,737,410
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,737,410
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,737,410*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON IN

*	Includes 435,536 Shares owned directly.

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned on June 27, 2016 (the “Original Schedule 13D”). This Amendment No.1 amends the Original Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to the Common Stock, $0.0001 par value per share (the “Shares”), of Support.com, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 777 S. Figueroa Street, Suite 4600, DPT #2009, Los Angeles, California 90017.

Item 2.	Identity and Background.

Item 2(b) is hereby amended and restated to read as follows:

The address of the principal office of each of the Reporting Persons is 2727 Kirby Drive, Unit 29L, Houston, Texas 77098.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

All Shares not previously disclosed on the Original Schedule 13D were acquired by Mr. Radoff in connection with the granting of restricted stock units of the Issuer in connection with his service as a director of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 19, 2021, Mr. Radoff and BLR Partners entered into a Support Agreement (the “Support Agreement”) with Greenidge Generation Holdings Inc. (“Greenidge”) and the other shareholders of the Issuer party thereto (including 210 Capital, LLC (the “Purchaser”)) (the “Shareholders”), pursuant to which the Shareholders agreed, among other things, to vote their Shares (i) in favor of (x) the adoption of the Agreement and Plan of Merger, entered into between the Issuer, Greenidge and GGH Merger Sub, Inc., dated March 19, 2021 (the “Merger Agreement”) and (y) the approval of the Merger (as defined in the Merger Agreement) and (ii) against any alternative proposal and any action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement, or result in a breach of any covenant, representation or warranty or other obligation or agreement of the Issuer under the Merger Agreement or of such Shareholder under the Support Agreement. The Support Agreement also contains certain standstill, non-solicitation and support provisions and restricts the Shareholders from, among other activities in respect of alternative acquisition proposals, soliciting any such proposals or engaging in negotiations with any person in respect of any such proposal. The Support Agreement terminates with respect to each Shareholder upon the earliest of (i) the closing of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) the time the Support Agreement is terminated by mutual written consent of Greenidge and such Shareholder. The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Support Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference. In addition, reference is made to the Merger Agreement, which is attached as Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 22, 2021.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon (i) 19,378,453 Shares outstanding as of October 30, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-Q, filed with the U.S. Securities and Exchange Commission on November 5, 2020, plus (ii) 3,909,871 Shares purchased by the Purchaser, pursuant to the Subscription Agreement, entered into between the Issuer and the Purchaser, dated March 19, 2021, and filed as Exhibit 10.1 of the Issuer’s Form 8-K filed on March 22, 2021.

A.	BLR Partners

	(a)	As of the close of business on March 24, 2021, BLR Partners beneficially owned 1,301,874 Shares.

Percentage: Approximately 5.5%

	(b)	1. Sole power to vote or direct vote: 1,301,874
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,301,874
4. Shared power to dispose or direct the disposition: 0

	(c)	BLR Partners has not entered into any transactions in the Shares during the past 60 days.

B.	BLRPart GP

	(a)	BLRPart GP, as the general partner of BLR Partners, may be deemed the beneficial owner of the 1,301,874 Shares owned by BLR Partners.

Percentage: Approximately 5.5%

	(b)	1. Sole power to vote or direct vote: 1,301,874
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,301,874
4. Shared power to dispose or direct the disposition: 0

	(c)	BLRPart GP has not entered into any transactions in the Shares during the past 60 days.

C.	BLRGP

	(a)	BLRGP, as the general partner of BLRPart GP, may be deemed the beneficial owner of the 1,301,874 Shares owned by BLR Partners.

Percentage: Approximately 5.5%

	(b)	1. Sole power to vote or direct vote: 1,301,874
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,301,874
4. Shared power to dispose or direct the disposition: 0

	(c)	BLRGP has not entered into any transactions in the Shares during the past 60 days.

D.	Fondren Management

(a)	Fondren Management, as the investment manager of BLR Partners, may be deemed the beneficial owner of the 1,301,874 Shares owned by BLR Partners.

Percentage: Approximately 5.5%

	(b)	1. Sole power to vote or direct vote: 1,301,874
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,301,874
4. Shared power to dispose or direct the disposition: 0

	(c)	Fondren Management has not entered into any transactions in the Shares during the past 60 days.

E.	FMLP

	(a)	FMLP, as the general partner of Fondren Management, may be deemed the beneficial owner of the 1,301,874 Shares owned by BLR Partners.

Percentage: Approximately 5.5%

	(b)	1. Sole power to vote or direct vote: 1,301,874
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,301,874
4. Shared power to dispose or direct the disposition: 0

	(c)	FMLP has not entered into any transactions in the Shares during the past 60 days.

F.	Mr. Radoff

	(a)	As of the close of business on March 24, 2021, Mr. Radoff directly owned 435,536 Shares. Mr. Radoff, as the sole shareholder and sole director of each of BLRGP and FMLP, may be deemed the beneficial owner of the 1,301,874 Shares owned by BLR Partners.

Percentage: Approximately 7.5%

	(b)	1. Sole power to vote or direct vote: 1,737,410
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,737,410
4. Shared power to dispose or direct the disposition: 0

	(c)	Mr. Radoff has not entered into any transactions in the Shares during the past 60 days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 19, 2021, Mr. Radoff and BLR Partners entered into the Support Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Support Agreement, dated March 19, 2021 (incorporated by reference to Exhibit A of Exhibit 2.1 of the Issuer’s Form 8-K filed on March 22, 2021).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2021

BLR Partners LP

By:	BLRPart, LP General Partner

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRPart, LP

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRGP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

Fondren Management, LP

By:	FMLP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

FMLP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

/s/ Bradley L. Radoff
Bradley L. Radoff